Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee  38118
Contact:  Richard B. Witaszak  (901) 365-8880

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FOR IMMEDIATE RELEASE


               FRED'S ADOPTS PREFERRED SHARE PURCHASE RIGHTS PLAN
                            -------------------------
                           DECLARES DIVIDEND OF RIGHTS


     MEMPHIS, Tennessee (October 12, 1998) - Fred's, Inc. (Nasdaq/NM: FRED) today announced that its Board of Directors has adopted a Shareholder Rights Plan and declared a dividend of one Preferred Share Purchase Right on each outstanding share of Fred's, Inc. common stock. The Plan is intended to protect and potentially enhance shareholder value, as well as assist the Fred's, Inc. Board in realizing the Company's strategic objectives.

     The non-taxable dividend distribution is payable on October 12, 1998. The rights will expire on October 12, 2008. A summary of the rights will be sent to shareholders.

     "The Plan is similar to plans adopted by many other companies," said Michael Hayes, President and Chief Executive Officer of Fred's, Inc. "The Rights are designed to assure that all shareholders of Fred's, Inc. receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company which might provide inadequate value to shareholders. We are not aware of any efforts to acquire Fred's, Inc. This Plan is only a precaution taken to protect the rights of our shareholders."

     The Rights will be exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the Company's common stock. The Plan has the standard "flip-in", "flip-over", redemption and exchange features commonly found in such plans.

     Fred's, Inc. operates 310 discount general merchandise stores, including 30 franchised Fred's stores, in the southeastern Untied States. For more information about the Company, visit Fred's website on the Internet at www.fredsinc.com.




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